UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 4

Health Grades, Inc.
(Name of Subject Company)

Health Grades, Inc.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

42218Q102
(CUSIP Number of Class of Securities)

Allen Dodge
Executive Vice President and Chief Financial Officer
500 Golden Ridge Road, Suite 100
Golden, Colorado 80401
(303) 716-0041
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copies To:

Peter D. Lyons, Esq.
Christa A. D’Alimonte, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022
(212) 848-4000

Douglas R. Wright, Esq.
Jason Day, Esq.
Faegre & Benson LLP
3200 Wells Fargo Center
1700 Lincoln Street
Denver, Colorado 80203
(303) 607-3500

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Health Grades, Inc., a Delaware corporation (“Health Grades”), with the Securities and Exchange Commission (the “SEC”) on August 10, 2010, as amended by Amendment No. 1 thereto filed by Health Grades with the SEC on August 17, 2010, Amendment No. 2 thereto filed by Health Grades with the SEC on August 18, 2010 and Amendment No. 3 thereto filed by Health Grades with the SEC on August 23, 2010 (the “Schedule 14D-9”), relating to the cash tender offer by Mountain Merger Sub Corp., a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of Mountain Acquisition Corp., a Delaware corporation (“Parent”), to purchase all outstanding shares of Health Grades’ common stock, par value $0.001 per share (the “Shares”), at a purchase price of $8.20 per Share, net to the holder thereof in cash, without interest and less any required withholding of taxes.  The tender offer is disclosed in the Tender Offer Statement on Schedule TO filed by Purchaser and Parent with the SEC on August 10, 2010, as amended by Amendment No. 1 thereto filed by Purchaser and Parent with the SEC on August 17, 2010, Amendment No. 2 thereto filed by Purchaser and Parent with the SEC on August 18, 2010, and Amendment No. 3 thereto filed by Purchaser and Parent with the SEC on August 23, 2010 (together with the exhibits thereto, as it may be amended or supplemented, the “Schedule TO”), and is subject to the terms and conditions set forth in the Offer to Purchase dated August 10, 2010 (as it may be amended or supplemented, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively, and are incorporated herein by reference.  Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 4 by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 4.    The Solicitation or Recommendation

Item 4 of the Schedule 14D-9 under section (b) entitled “Background of the Offer” is hereby amended and supplemented as follows:

The second sentence of the fourth paragraph of the section is amended and restated to read as follows:

“These discussions continued in late January 2009 and at various times through June 2009.”

The following paragraph is inserted immediately following the 13th paragraph of the section:

“In early 2010, Health Grades and MediMedia reinitiated discussions, which culminated in the execution of an ordinary course, non-exclusive, Content and Media Placement Agreement, effective March 2010.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following under the subsection entitled “Reasons for the Recommendation of the Board” (the “Section”), under section (c) entitled “Reasons for Recommendation”:

The following phrase is added after the word “including” at the end of the first paragraph of the Section:

“the following reasons that the Board believed supported its decision:”

The following sentence is added to the end of the first bullet-point paragraph in the Section:

“Based on the foregoing, the Board believed that the Offer and the Merger provided Health Grades’ stockholders with an attractive opportunity to receive value in the near-term for their Shares.”

The following sentence is added to the end of the second bullet-point paragraph in the Section:

“Based on the foregoing, the Board believed that the Offer and the Merger provided Health Grades’ stockholders with an attractive opportunity to receive value in the near-term for their Shares.”

Item 8.    Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph immediately before the last paragraph under the section entitled “Projected Financial Information”:

“Each of EBITDA and EBIT is not a measure recognized by U.S. generally accepted accounting principles (“GAAP”).  Non-GAAP financial measures are not intended to be substitutes for any GAAP financial measure and, as calculated, may not be comparable to similarly titled measures of other companies.”

2

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Allen Dodge
Name: Allen Dodge
Title: Executive Vice President and Chief Financial Officer

Dated: August 25, 2010